Exhibit 99.1

Qutoutiao Inc. Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, China, March 4, 2021 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•

Net revenues decreased 21.5% year-over-year to RMB1,302.4 million (US$199.6 million), while increased by 15.3% quarter-over-quarter from RMB1,130.0 million in the previous quarter, and was above the high end of the Company’s guided range.

•

Net loss was RMB81.8 million (US$12.5 million), compared to net loss of RMB551.4 million in the fourth quarter of 2019 and net loss of RMB269.4 million in the third quarter of 2020. Net loss margin was 6.3%, compared to 33.2% in the fourth quarter of 2019 and 23.8% in the third quarter of 2020.

•

Non-GAAP net profit[1] was RMB50.8 million (US$7.8 million), compared to non-GAAP net loss of RMB470.2 million in the fourth quarter of 2019 and non-GAAP net loss of RMB131.4 million in the third quarter of 2020. Non-GAAP net profit margin was 3.9%, compared to non-GAAP net loss margin of 28.4% in the fourth quarter of 2019 and non-GAAP loss margin of 11.6% in the third quarter of 2020.

•	Combined average MAUs[2] were 124.7 million, representing a decrease of 9.6% from 137.9 million in the fourth quarter of 2019, compared to 120.5 million in the previous quarter.
•	Combined average DAUs[3] were 32.3 million, representing a decrease of 29.4% from 45.7 million in the fourth quarter of 2019, compared to 39.7 million in the previous quarter.
•	Average daily time spent per DAU was 50.3 minutes, compared to 59.4 minutes in the fourth quarter of 2019 and 55.3 minutes in the previous quarter.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “through dedication and innovation, we have come through a year of unprecedented uncertainty and changes in the marketplace, we are very pleased to be able to put our business on a much firmer footing and to grow profitably from here.”

Mr. Xiaolu Zhu, Chief Financial Officer of Qutoutiao, added, “as the business has achieved breakeven as a result of our strategic initiatives and prudent financial management, we are encouraged by the results of our consistent effort and focus on creating shareholder value and running a lean operation, and will continue to execute our strategies effectively and efficiently going forward.”

Fourth Quarter 2020 Financial Results

[1]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

[2]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[3]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Net revenues in the fourth quarter of 2020 were RMB1,302.4 million (US$199.6 million), a decrease of 21.5% from RMB1,658.4 million in the fourth quarter of 2019, and an increase of 15.3% from RMB1,130 million in the previous quarter.

Advertising and marketing revenues were RMB1,241.9 million (US$190.3 million) in the fourth quarter of 2020, a decrease of 21.8% from RMB1,588.5 million in the fourth quarter of 2019, primarily due to the Company’s strategy to prioritise optimizing operational efficiency and financial health. We have paid closer attention to the quality and the profile of our user base, rather than the absolute size or growth of it. As a result, we have generated better profitability and cash flows despite the comparatively reduced revenue base.

Other revenues were RMB60.5 million (US$9.3 million) in the fourth quarter of 2020, a decrease of 13.5% from RMB69.9 million in the fourth quarter of 2019. The decrease was primarily due to the decrease in revenues from live-streaming and online games.

Cost of revenues were RMB441.7 million (US$67.7 million) in the fourth quarter of 2020, a decrease of 12.3% from RMB503.9 million in the fourth quarter of 2019, primarily attributable to the decreases in bandwidth, IT infrastructure costs, and salaries and benefits associated with content management personnel; the decrease was partially offset by an increase in content procurement costs due to the Company’s ongoing investment in improving content quality.

Gross profit was RMB860.7 million (US$131.9 million) in the fourth quarter of 2020, a decrease of 25.4% from RMB1,154.5 million in the fourth quarter of 2019. Gross margin was 66.1%, compared to 69.6% in the fourth quarter of 2019. The decrease of gross margin was mainly due to the increase in content procurement costs.

Research and development expenses were RMB199.7 million (US$30.6 million) in the fourth quarter of 2020, a decrease of 30.6% from RMB287.9 million in the fourth quarter of 2019 primarily due to a reduction in overall research and development headcount.

Sales and marketing expenses were RMB680.3 million (US$104.3 million) in the fourth quarter of 2020, a decrease of 50.3% from RMB1,367.7 million in the fourth quarter of 2019. Sales and marketing expenses as a percentage of net revenues were 52.2% in the fourth quarter of 2020, compared to 82.5% in the fourth quarter of 2019 and 62.1% in the third quarter of 2020.

User engagement expenses were RMB163.2 million (US$25.0 million) in the fourth quarter of 2020, compared to RMB571.4 million in the fourth quarter of 2019, a decrease of 71.4% year-over-year and a derease of 38.3% quarter-over-quarter. User engagement expenses per DAU per day were RMB0.05 in the fourth quarter of 2020, compared to RMB0.14 in the fourth quarter of 2019 and RMB0.07 in the third quarter of 2019. The decrease of user engagement expenses was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for its loyalty program, as well as the enhanced content algorithm facilitated by the Company’s AI platform that aims to match the content much more precisely with users’ personalized needs.

User acquisition expenses were RMB397.1 million (US$60.9 million) in the fourth quarter of 2020, a decrease of 41.7% year-over-year and a slight increase of 2.9% quarter-over-quarter . User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The year-over-year decrease was mainly due to a decrease in the cost of word-of-mouth referrals and the Company’s more efficient spending in third-party channels; the quarter-over-over increase was primarily due to the growing investment in Midu Novels’ user base. User acquisition expenses per new installed user4 in the fourth quarter of 2020 were RMB7.89, compared to RMB5.73 in the third quarter of 2020 and RMB5.54 in the fourth quarter of 2019.

Other sales and marketing expenses were RMB119.9 million (US$18.4 million) in the fourth quarter of 2020, slightly increased 3.9% year-over-year from RMB115.5 million in the fourth quarter of 2019.

General and administrative expenses were RMB94.4 million (US$14.5 million) in the fourth quarter of 2020, an increase of 51.3% from RMB62.4 million in the fourth quarter of 2019, mainly due to an increase share-based compensation as the Company keeps incentivising its loyal employees.

Loss from operations was RMB90.1 million (US$13.8 million) in the fourth quarter of 2020, compared to RMB555.8 million in the fourth quarter of 2019. Operating loss margin was 6.9%, compared to 33.5% in the fourth quarter of 2019.

Non-GAAP profit from operations was RMB42.5 million (US$6.5 million) in the fourth quarter of 2020, compared to a non-GAAP loss from operations of RMB474.6 million in the fourth quarter of 2019. Non-GAAP operating profit margin was 3.3%, compared to non-GAAP operating loss margin of 28.6% in the fourth quarter of 2019.

Net loss was RMB81.8 million (US$12.5 million), compared to net loss of RMB551.4 million in the fourth quarter of 2019. Net loss margin was 6.3%, compared to 33.2% in the fourth quarter of 2019.

Non-GAAP net profit was RMB50.8 million (US$7.8 million), compared to non-GAAP net loss of RMB470.2 million in the fourth quarter of 2019. Non-GAAP net profit margin was 3.9%, compared to a Non-GAAP loss margin of 28.4% in the fourth quarter of 2019.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB78.7 million (US$12.1 million) in the fourth quarter of 2020, compared to RMB562.8 million in the fourth quarter of 2019.

Non-GAAP net profit attributable to Qutoutiao Inc.'s ordinary shareholders was RMB54.0 million (US$8.3 million) in the fourth quarter of 2020, compared to a Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB481.7 million in the fourth quarter of 2019.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.26 (US$0.04) in the fourth quarter of 2020. Non-GAAP basic and diluted net profit per ADS was RMB0.18 (US$0.03) in the fourth quarter of 2020. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

As of December 31, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB985.8 million (US$151.1 million), compared to RMB514.2 million as of September 30, 2020. The increase in cash, cash equivalents, restricted cash and short-term investments was primarily due to a new round of financing for one of our subsidiaries. Cash flow generated from operating activities during the fourth quarter of 2020 was RMB39.3 million.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

While the Company’s liquidity position has been improved compared to the prior quarter, the Convertible Loan which the Company issued to Alibaba in March 2019, with principal amounting to US$171.1 million will mature on April 4, 2022.

Fiscal Year 2020 Financial Results

Net revenues in the fiscal year of 2020 were RMB5,285.2 million (US$810.0 million), a decrease of 5.1% from RMB5,570.1 million in the fiscal year of 2019.

Advertising and marketing revenues were RMB5,046.8 million (US$773.5 million) in the fiscal year of 2020, an slight decrease of 6.8% from RMB5,415.3 million in the prior year, primarily due to the Company’s strategy to balance operational effiency and sustainable growth.

Other revenues were RMB238.4 million (US$36.5 million) in the fiscal year of 2020, an increase of 54.0% from RMB154.8 million in the fiscal year of 2019, primarily due to the increase of revenues from live-streaming, and, to a lesser extent, revenues from Midu’s membership services and online game services.

Cost of revenues was RMB1,674.4 million (US$256.6 million) in the fiscal year of 2020, a slight increase of 2.1% from RMB1,640.6 million in the fiscal year of 2019, primarily attributable to increases in content procurement costs and costs related to revenue-sharing arrangements with content providers such as game developers; the increase was partially offset by the decreases in bandwidth and IT infrastructure costs, salaries and benefits associated with content management personnel.

Gross profit was RMB3,610.8 million (US$553.4 million) in the fiscal year of 2020, a decrease of 8.1% from RMB3,929.4 million in the prior year. Gross margin was 68.3%, compared to 70.5% in the fiscal year of 2019.

Research and development expenses were RMB947.9 million (US$145.3 million) in the fiscal year of 2020, a slight increase of 2.3% from RMB926.2 million in the prior year, primarily due to the increase in share-based compensation while partially offset by the decrease in salaries and benefits.

Sales and marketing expenses were RMB3,381.6 million (US$518.2 million) in the fiscal year of 2020, a decrease of 38.4% from RMB5,489.7 million in the fiscal year of 2019, primarily due to decreases in user acquisition expenses and user engagement expenses, as the Company continuously optimizes its loyalty program and traffic acquisition strategy.

General and administrative expenses were RMB392.8 million (US$60.2 million) in the fiscal year of 2020, an increase of 47.1% from RMB267.0 million in the fiscal year of 2019. The increase was mainly due to the the increase in bad-debt provision for account receivables as we adopted ASC-326, Measurement of Credit Losses on Financial Instruments, effective January 1, 2020; and, to a less extent, the increase in share-based compensations.

Loss from operations was RMB1,032.2 million (US$158.2 million), compared to RMB2,723.2 million in the fiscal year of 2019. Operating loss margin was 19.5%, compared to 48.9% in the fiscal year of 2019. Loss from operations has been significantly narrowed due to the Company’s endeavors in improving operational efficiency as well as sustainable growth.

Non-GAAP loss from operations was RMB569.0 million (US$87.2million), compared to RMB2,451.3 million in the fiscal year of 2019. Non-GAAP operating loss margin was 10.8%, compared to non-GAAP operating loss margin of 44.0% in the fiscal year of 2019.

Net loss was RMB1,105.2 million (US$169.4 million) in the fiscal year of 2020, compared to a net loss of RMB2,689.3 million in the fiscal year of 2019. Net loss margin was 20.9%, compared to 48.3% in the fiscal year of 2019.

Non-GAAP net loss was RMB642.0 million (US$98.4 million), compared to Non-GAAP net loss of RMB2,417.3 million in the fiscal year of 2019. Non-GAAP net loss margin was 12.1%, compared to 43.4% in the fiscal year of 2019.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB1,137.9 million (US$174.4 million), compared to RMB2,709.2 million in the fiscal year of 2019.

Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB674.7 million (US$103.4 million), compared to RMB2,437.3 million in the fiscal year of 2019.

Recent Developments

Qutoutiao's subsidiary holding the operations of Midu Novels and Midu Lite (collectively, "Midu")  entered into definitive agreements with certain unaffiliated investors (the "Investors") in December, 2020. Pursuant to these agreements, the Investors agreed to invest a total of around USD110 million into Midu. The transaction will be phased and we expect the deal to be fully completed in the second half of 2021. We will continue to be the controlling shareholder of Midu after the completion of the transaction.

Business Outlook

For the first quarter of 2021, the Company expects group net revenues to be between RMB 1,250 million to RMB 1,300 million.

Conference Call

Qutoutiao’s management will host an earnings conference call at 7:00 A.M. U.S. Eastern Time on Thursday, March 4, 2021 (8:00 PM Beijing/Hong Kong time on March 4, 2021).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5221359  at least 15 minutes prior to the scheduled call start time.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 7:59 A.M. U.S Eastern Time on March 11, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong :	+852-3051-2780
China:	400-632-2162
Replay Access Code:	5221359

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP profit or loss from operations, non-GAAP operating profit or loss margin, non-GAAP net profit loss, non-GAAP net profit or loss margin, non-GAAP net profit or loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net profit or loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	347,817,093	494,474,891
Restricted cash	27,871,552	100,315,940
Short-term investments	1,276,830,926	391,033,374
Accounts receivable, net	526,822,932	737,789,173
Amount due from related parties	278,155,878	383,594,360
Prepayments and other current assets	234,728,386	365,108,503
Total current assets	2,692,226,767	2,472,316,241

Non-current assets:
Accounts receivables, non-current	-	54,638,516
Long-term Investments	37,589,200	82,888,709
Property and equipment, net	24,115,374	17,212,799
Intangible assets	88,943,679	83,122,972
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	69,241,754	50,318,882
Other non-current assets	20,811,791	148,091,140
Total non-current assets	247,970,128	443,541,348
Total assets	2,940,196,895	2,915,857,589

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	70,000,000
Accounts payable	328,268,752	448,980,738
Amount due to a related party	3,436,586	22,476,683
Registered users’ loyalty payable	134,145,439	72,626,546
Advance from customers and deferred revenue	246,630,128	140,776,350
Salary and welfare payable	129,169,734	149,703,938
Tax payable	118,156,494	97,143,585
Lease liabilities, current	38,210,188	20,760,421
Accrued liabilities related to users’ loyalty programs	89,184,947	100,087,815
Accrued liabilities and other current liabilities	788,495,442	763,434,272
Total current liabilities	1,875,697,710	1,885,990,348

Lease liabilities, non-current	26,651,446	23,755,721
Convertible loan	1,218,905,676	1,174,867,883
Deferred tax liabilities	21,228,656	18,825,416
Other non-current liabilities	7,212,463	4,255,931
Non-current liabilities	1,273,998,241	1,221,704,951

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
Total liabilities	3,149,695,951	3,107,695,299

Total redeemable non-controlling interests	495,844,565	1,093,526,058

Shareholders’ deficit
Ordinary shares	44,651	46,817
Treasury stock	(142,228,779)	(142,228,779)
Additional paid-in capital	4,321,100,861	4,784,314,735
Accumulated other comprehensive income	(17,934,525)	84,319,590
Accumulated deficit	(4,862,464,162)	(6,007,226,873)
Total Qutoutiao Inc. shareholders’ deficit	(701,481,954)	(1,280,774,510)
Non-controlling interests	(3,861,667)	(4,589,258)
Total deficit	(705,343,621)	(1,285,363,768)

Total liabilities, redeemable non-controlling interests and shareholders’ deficit	2,940,196,895	2,915,857,589

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	1,588,520,968	1,062,766,624	1,241,937,710	5,415,320,542	5,046,834,733
Other revenues	69,853,793	67,245,213	60,453,505	154,760,062	238,360,290

Net revenues	1,658,374,761	1,130,011,837	1,302,391,215	5,570,080,604	5,285,195,023

Cost of revenues	(503,910,866)	(371,755,415)	(441,690,570)	(1,640,632,056)	(1,674,416,148)

Gross profit	1,154,463,895	758,256,422	860,700,645	3,929,448,548	3,610,778,875

Operating expenses:
Research and development expenses	(287,929,828)	(243,118,815)	(199,688,448)	(926,231,578)	(947,870,809)
Sales and marketing expenses	(1,367,748,322)	(701,460,094)	(680,260,528)	(5,489,707,876)	(3,381,560,531)
General and administrative expenses	(62,382,900)	(85,458,868)	(94,388,918)	(267,033,100)	(392,815,316)
Total operating expenses	(1,718,061,050)	(1,030,037,777)	(974,337,894)	(6,682,972,554)	(4,722,246,656)

Other operating income	7,820,380	23,845,671	23,545,402	30,292,356	79,298,306

Loss from Operations	(555,776,775)	(247,935,684)	(90,091,847)	(2,723,231,650)	(1,032,169,475)

Investment income/ (expenses), net	-	(14,267,237)	19,990,057	6,327,104	(31,788,048)
Interest income (expense), net	7,019,198	(7,958,690)	(9,452,396)	21,562,152	(27,724,090)
Foreign exchange related gains, net	(1,720,870)	(2,815,634)	(1,570,785)	1,868,497	(7,183,462)
Other gains/(loss), net	5,760,906	1,457,194	(1,032,721)	9,048,926	(7,308,728)
Non-operating income (loss)	11,059,234	(23,584,367)	7,934,155	38,806,679	(74,004,328)

Loss before provision for income taxes	(544,717,541)	(271,520,051)	(82,157,692)	(2,684,424,971)	(1,106,173,803)
Income tax benefits/ (expense), net	(6,645,309)	2,081,351	349,080	(4,842,876)	1,007,370

Net loss	(551,362,850)	(269,438,700)	(81,808,612)	(2,689,267,847)	(1,105,166,433)

Net loss attributable to non-controlling interests	149,190	161,178	250,212	587,142	727,592
Net loss attributable to Qutoutiao Inc.	(551,213,660)	(269,277,522)	(81,558,400)	(2,688,680,705)	(1,104,438,841)

Accretion to convertible redeemable preferred shares redemption value	(11,626,847)	(12,153,937)	(11,942,181)	(20,548,032)	(48,276,771)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Gains on repurchase of preferred shares	-	-	14,841,680	-	14,841,680
Deemed dividend to preferred shareholders	-	-	-	-	-

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(562,840,507)	(281,431,459)	(78,658,901)	(2,709,228,737)	(1,137,873,932)

Net loss	(551,362,850)	(269,438,700)	(81,808,612)	(2,689,267,847)	(1,105,166,433)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	4,967,592	50,224,481	67,967,476	(1,505,650)	102,254,115
Total comprehensive loss	(546,395,258)	(219,214,219)	(13,841,136)	(2,690,773,497)	(1,002,912,318)
Comprehensive loss attributable to non-controlling interests	149,190	161,178	250,212	587,142	727,592
Comprehensive loss attributable to Qutoutiao Inc.	(546,246,068)	(219,053,041)	(13,590,924)	(2,690,186,355)	(1,002,184,726)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(2.00)	(0.96)	(0.26)	(9.85)	(3.92)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	282,003,344	292,990,440	297,045,912	274,999,924	290,052,308
— Diluted	282,003,344	292,990,440	297,045,912	274,999,924	290,052,308

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2019	2020	2020	2019	2020
	RMB	RMB		RMB	RMB

Loss from Operations	(555,776,775)	(247,935,684)	(90,091,847)	(2,723,231,650)	(1,032,169,475)
Add: Share-based compensation expenses
Cost of revenues	1,790,820	4,361,030	1,982,055	6,190,081	12,904,493
General and administrative	15,708,832	49,065,733	44,713,522	81,954,802	159,319,705
Sales and marketing	14,576,137	22,104,231	39,252,233	45,041,278	86,656,267
Research and development	49,071,905	62,473,011	46,669,180	138,792,333	204,333,409

Non-GAAP Profit / (Loss) from Operations	(474,629,081)	(109,931,679)	42,525,143	(2,451,253,156)	(568,955,601)

Net loss	(551,362,850)	(269,438,700)	(81,808,612)	(2,689,267,847)	(1,105,166,433)
Add: Share-based compensation expenses
Cost of revenues	1,790,820	4,361,030	1,982,055	6,190,081	12,904,493
General and administrative	15,708,832	49,065,733	44,713,522	81,954,802	159,319,705
Sales and marketing	14,576,137	22,104,231	39,252,233	45,041,278	86,656,267
Research and development	49,071,905	62,473,011	46,669,180	138,792,333	204,333,409

Non-GAAP net profit / (loss)	(470,215,156)	(131,434,695)	50,808,378	(2,417,289,353)	(641,952,559)

Net loss attributable to Qutoutiao Inc.	(551,213,660)	(269,277,522)	(81,558,400)	(2,688,680,705)	(1,104,438,841)
Add: Share-based compensation expenses
Cost of revenues	1,790,820	4,361,030	1,982,055	6,190,081	12,904,493
General and administrative	15,708,832	49,065,733	44,713,522	81,954,802	159,319,705
Sales and marketing	14,576,137	22,104,231	39,252,233	45,041,278	86,656,267
Research and development	49,071,905	62,473,011	46,669,180	138,792,333	204,333,409

Non-GAAP net profit / (loss) attributable to Qutoutiao Inc.	(470,065,966)	(131,273,517)	51,058,590	(2,416,702,211)	(641,224,967)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(562,840,507)	(281,431,459)	(78,658,901)	(2,709,228,737)	(1,137,873,932)
Add: Share-based compensation expenses
Cost of revenues	1,790,820	4,361,030	1,982,055	6,190,081	12,904,493
General and administrative	15,708,832	49,065,733	44,713,522	81,954,802	159,319,705
Sales and marketing	14,576,137	22,104,231	39,252,233	45,041,278	86,656,267
Research and development	49,071,905	62,473,011	46,669,180	138,792,333	204,333,409

Non-GAAP Net profit / (loss) attributable to Qutoutiao Inc.’s ordinary shareholders	(481,692,813)	(143,427,454)	53,958,089	(2,437,250,243)	(674,660,058)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2019	2020	2020	2019	2020
	RMB	RMB		RMB	RMB

Non-GAAP net profit / (loss) per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(1.71)	(0.49)	0.18	(8.86)	(2.33)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
— Basic	282,003,344	292,990,440	297,045,912	274,999,924	290,052,308
— Diluted	282,003,344	292,990,440	300,659,508	274,999,924	290,052,308

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	December 31	March 31	June 30	September 30	December 31
	2019	2020	2020	2020	2020
Net revenues	1,658.4	1,411.8	1,441.0	1,130.0	1,302.4

User engagement expenses[5]	571.4	507.5	457.2	264.7	163.2
User acquisition expenses[6]	680.9	502.0	435.7	385.9	397.1
Other sales and marketing expenses	115.5	65.1	32.5	50.9	119.9

Total sales and marketing expenses	1,367.7	1,074.5	925.3	701.5	680.3

Combined Average MAUs (in millions)	137.9	138.3	136.5	120.5	124.7
Combined Average DAUs (in millions)	45.7	45.6	43.0	39.7	32.3
New installed users (in millions)	123.0	109.2	132.2	67.3	50.3

Average net revenues per DAU per day (RMB)	0.39	0.34	0.37	0.31	0.44
User engagement expenses per DAU per day (RMB)	0.14	0.12	0.12	0.07	0.05
User acquisition expenses per new installed user (RMB)	5.54	4.60	3.30	5.73	7.89

[5]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.